RF ODYSSEY, INC.
2035 King Vaughan Road
Maple, Ontario
Canada
L6A 2A1

                   August 22, 2006

VIA ELECTRONIC TRANSMISSION

The Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC
USA
20549

Dear Sir or Madam:

RE:	RF Odyssey, Inc. (the “Company”) Securities Act File No. 333-119884 Withdrawal of Registration Statement on Form F-1 (the “Registration Statement’)

        Pursuant to Rule 477 of the Securities Act, we hereby request withdrawal of the Registration Statement filed by the Company on Form F-1, which was filed on October 22, 2004. I confirm that the Company had subsequently received a comment letter from Peggy Fisher of the Securities and Exchange Commission (the “Commission”) on November 18, 2004 (the “Comment Letter”) however, there was no further dialogue between the Company and the Commission subsequent to the Company’s receipt of the Comment Letter. The Company’s Board of Directors has determined that a public offering of its securities at this time is no longer in its best interests and is no longer pursuing an offering of its common stock. I further confirm that the Registration Statement has never been declared effective and no securities have been sold in connection with the Registration Statement. Accordingly, the Company respectively submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

        Any questions or comments on this request should be directed to our legal counsel, Harris + Harris LLP, Attention: Gregory H. Harris at 905-629-7800 x 240.

Yours very truly,
RF ODYSSEY, INC.,

/s/ Rob Cook
Name: Rob Cook
Title: Chief Executive Officer